Exhibit 99.14

As this Material Change Report was originally filed under the wrong category on February 27, 2017 (SEDAR Project #258803), the Ontario Securities Commission has requested that it be re-filed under the category of Material Change Report.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

Cronos Group Inc. (“Cronos”)

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

Item 2.                   Date of Material Change

February 24, 2017

Item 3.                   News Release

The news release with respect to the material change described herein was disseminated on February 27, 2017 through the facilities of CNW.

Item 4.                   Summary of Material Change

Cronos has completed its official name change from “PharmaCan Capital Corp.” to “Cronos Group Inc.”

Item 5.                   Full Description of Material Change

Cronos is pleased to announce the completion of its official name change from “PharmaCan Capital Corp.” to “Cronos Group Inc.”, effective February 24, 2017. The name change was approved by shareholders at the special meeting of shareholders held on February 24, 2017.

The common shares of Cronos will begin trading under the new name on the TSX-V once all regulatory requirements have been satisfied. Cronos will continue to trade under the symbol “MJN” on the TSX-V.

Item 6.                   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.                   Executive Officer

Michael Gorenstein

Director and Chief Executive Officer

416.504.0004

Item 9.                   Date of Report

February 27, 2017